UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2019

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Shinhan Financial Group 2019 3Q Earnings Release Conference

Shinhan Financial Group will be holding its 2019 3Q Earnings Release Conference on Friday, October 25, 2019. The conference will be aired through a live webcast on our website – both PC and mobile, www.shinhangroup.com. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Release Conference are as follows:

-	Agenda: 2019 3Q Earnings Release and Q&A
-	Date: October 25, 2019 (Friday)
-	Time: 16:00 (Seoul Time)
-	Format: Live Webcast and Conference Call
-	Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)

-	To participate in the Q&A Session:

From Overseas, please dial: 82-31-810-3065

From Korea, please dial: 031-810-3065

Pass Code: 9505#

To request a question, please press: *1 (numbers * and 1)

To cancel a question, please press: *2 (numbers * and 2)

-	To listen to a recording of the Conference Call:

From Overseas, please dial: 82-31-931-3100

From Korea, please dial: 031-931-3100

Pass Code: 22324#

Button Instructions

Instructions	DTMF Code
1 min FF	1
5 mins FF	7
1 min REW	3
5 mins REW	9
Pause	5
To cancel Pause	5

-	To register in advance

http://pin.teletogether.com/eng

Pass Code: 9505

Our 2019 3Q Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By: /s/ Sung Hun Yu

Name: Sung Hun Yu

Title: Chief Finance Officer

Date: October 18, 2019